Exhibit 99.1
Report of Independent Registered Public Accounting Firm

To the Participants of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan and the Compensation, Culture & People Committee of the Board of Directors
Amended and Restated Accenture plc 2010 Employee Share Purchase Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan (the Plan) as of August 31, 2024 and 2023, the related statements of operations and changes in plan equity for each of the years in the three‑year period ended August 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of August 31, 2024 and 2023, and the results of its operations and changes in plan equity for each of the years in the three‑year period ended August 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2010.
Chicago, Illinois
October 10, 2024

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION
August 31, 2024 and 2023

	2024	2023
Contributions receivable	$301,633,242	$304,042,504
Plan equity	$301,633,242	$304,042,504

The accompanying Notes are an integral part of these financial statements.

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
For the Years Ended August 31, 2024, 2023 and 2022

	2024	2023	2022
Participant contributions	$1,453,209,365	$1,553,760,138	$1,430,220,460
Participant withdrawals	(44,466,302)	(54,666,656)	(47,694,092)
Purchases of Accenture plc Class A ordinary shares	(1,411,152,325)	(1,491,197,376)	(1,338,363,287)
Net additions / (reductions)	$(2,409,262)	$7,896,106	$44,163,081
Plan equity at beginning of year	304,042,504	296,146,398	251,983,317
Plan equity at end of year	$301,633,242	$304,042,504	$296,146,398

The accompanying Notes are an integral part of these financial statements.

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION
The following description of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan (as amended) is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information. Under the Plan, there are two programs through which participants may purchase shares: (1) the Employee Share Purchase Plan (the “ESPP”) and (2) the Voluntary Equity Investment Program (the “VEIP”).
General
The Plan approved by the shareholders of Accenture plc (the “Company”) and administered by the Compensation, Culture & People Committee of the Board (the “Committee”), which may delegate its duties and powers in whole or in part as it determines, provided, however, that the Board of Directors (the "Board") may, in its sole discretion, take any action designated to the Committee under the Plan as it may deem necessary. The Company is authorized to issue or transfer up to 135,000,000 Class A ordinary shares under the Plan. The Company pays all expenses of the Plan. The Shares may consist, in whole or in part, of unissued Shares or previously issued Shares that have been reacquired.
The Plan provides eligible employees of the Company or of a participating subsidiary with an opportunity to purchase Shares at a purchase price established by the Committee, which shall in no event be less than 85% of the fair market value of a Share on the purchase date.
The fair market value on a given date is defined as the arithmetic mean of the high and low prices of the Shares as reported on such date on any established stock exchange, system or market on which the Shares are listed, or, if no sale of Shares shall have been reported on such date, then the immediately preceding date on which sales of the Shares have been so reported shall be used.
In general, any individual who is an employee of the Company or of a participating subsidiary is eligible to participate in the Plan, except that the Committee may exclude employees (either individually or by reference to a subset thereof) from participation (1) whose customary employment is less than five months per calendar year or 20 hours or less per week; (2) who own shares equaling 5% or more of the total combined voting power or value of all classes of shares of the Company or any subsidiary; or (3) who are highly compensated employees under the Internal Revenue Code (the “Code”). The Plan does not currently qualify as an employee stock purchase plan under Section 423 of the Code and therefore receipt of the Shares will be a taxable event to the participant. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Contributions
Payroll deductions will generally be made from the compensation paid to each participant during an offering period in a whole percentage as elected by the participant but not to exceed the maximum percentage of the participant’s eligible compensation (or maximum dollar amount) as permitted by the Committee. Under the ESPP, the maximum whole percentage is 10% (up to a maximum of $7,500 per offering period). Under the VEIP, eligible participants may choose to contribute up to 30% of their eligible compensation towards the purchase of Shares. The amount of the contributions is based on pre-tax cash compensation, but contributions are deducted from after-tax pay each pay period. The Committee retains the discretion to impose an aggregate participation limit under the VEIP. If aggregate participant contributions are projected to exceed such limit, contributions will stop and participants will be refunded contributions not used to purchase Shares. In fiscal years 2024, 2023 and 2022, there was no aggregate participation limit under the VEIP.
A participant may elect his or her percentage of payroll deductions, and change that election, prior to the end of the applicable enrollment period as determined by the Committee. Unless otherwise determined by the Committee, a participant cannot change the rate of payroll deductions once an offering period has commenced. All payroll deductions made with respect to a participant are credited to the participant’s payroll deduction account and are deposited with the general funds of the Company. All funds of participants received or held by the Company under the Plan before purchase or issuance of the Shares are held without liability for interest or other increment (unless otherwise required by law). Under the Plan, the ESPP offering periods in fiscal 2024 included the six-month periods ended November 1, 2023 and May 1, 2024. The current offering period commenced on May 2, 2024 and will end on November 1, 2024. The VEIP has a calendar year offering period, as well as a limited mid-year enrollment period, and monthly contribution periods in which shares are purchased on the 5th of the subsequent month.
Share Purchases
As soon as practicable following the end of each ESPP offering period or VEIP contribution period, the number of Shares purchased by each participant is deposited into a brokerage account established in the participant’s name. Dividends that are declared on the Shares held in the brokerage account are paid in cash or reinvested. A summary of information with respect to share purchases is as follows:

Purchase Date	Offering Type	Number of Participants	Number of Shares Purchased	Purchase Price
August 5, 2024	VEIP	8,642	165,133	$314.05
July 5, 2024	VEIP	8,023	162,590	$301.69
June 5, 2024	VEIP	8,096	167,479	$290.19
May 5, 2024	VEIP	8,147	160,609	$303.32
May 1, 2024	ESPP	114,182	1,391,874	$255.68
April 5, 2024	VEIP	8,196	148,341	$332.08
March 5, 2024	VEIP	8,235	130,083	$379.06
February 5, 2024	VEIP	8,225	128,757	$371.54
January 5, 2024	VEIP	8,274	269,262	$337.65
December 5, 2023	VEIP	8,300	428,441	$335.32
November 5, 2023	VEIP	8,359	160,872	$312.87
November 1, 2023	ESPP	115,842	1,272,639	$255.15
October 5, 2023	VEIP	8,420	163,336	$307.89
September 5, 2023	VEIP	8,548	155,302	$326.68
Total Shares Purchased in fiscal 2024			4,904,718
August 5, 2023	VEIP	8,517	164,241	$314.56
July 5, 2023	VEIP	8,498	167,778	$308.50
June 5, 2023	VEIP	8,586	169,112	$304.65
May 5, 2023	VEIP	8,725	198,734	$267.39
May 1, 2023	ESPP	117,904	1,579,210	$236.88
April 5, 2023	VEIP	8,873	189,084	$283.91
March 5, 2023	VEIP	9,041	203,309	$267.85
February 5, 2023	VEIP	9,188	188,092	$288.22
January 5, 2023	VEIP	8,067	397,270	$264.77
December 5, 2022	VEIP	8,134	604,544	$293.89
November 5, 2022	VEIP	8,180	195,737	$260.15
November 1, 2022	ESPP	115,403	1,311,661	$241.72
October 5, 2022	VEIP	8,208	174,633	$273.26
September 5, 2022	VEIP	8,252	167,137	$287.99
Total Shares Purchased in fiscal 2023			5,710,542
August 5, 2022	VEIP	8,297	158,962	$306.95
July 5, 2022	VEIP	8,182	178,231	$273.05
June 5, 2022	VEIP	8,254	163,704	$304.37
May 5, 2022	VEIP	8,338	164,544	$303.40
May 1, 2022	ESPP	108,807	1,320,383	$260.01
April 5, 2022	VEIP	8,394	147,949	$343.40
March 5, 2022	VEIP	8,484	164,825	$313.16
February 5, 2022	VEIP	8,548	146,989	$345.70
January 5, 2022	VEIP	7,209	226,782	$400.54
December 5, 2021	VEIP	7,227	402,284	$364.05
November 5, 2021	VEIP	7,244	127,372	$369.54
November 1, 2021	ESPP	92,092	901,192	$302.59
October 5, 2021	VEIP	7,266	134,442	$324.07
September 5, 2021	VEIP	7,298	128,603	$342.10
Total Shares Purchased in fiscal 2022			4,366,262
As of August 31, 2024, 84,424,032 Accenture plc Class A ordinary shares had been issued under the Plan.
Withdrawals
Each participant may withdraw from participation in respect of an offering period (either current or future) or from the Plan under such terms and conditions established by the Committee in its sole discretion. Upon a participant’s withdrawal, all accumulated payroll deductions in the participant’s Plan account are returned without interest (to the extent permitted by applicable local law). A participant is not entitled to any Shares with respect to the applicable offering period, except under the VEIP for those shares purchased in contribution periods prior to withdrawal. A participant is permitted to participate in subsequent offering periods pursuant to terms and conditions established by the Committee in its sole discretion.
Adjustments
The number of Shares issued or reserved for issuance pursuant to the Plan (or pursuant to outstanding purchase rights) is subject to adjustment on account of share splits, share dividends and other changes in the Shares. In the event of a change in control of the Company, the Committee may take any actions it deems necessary or desirable with respect to any purchase rights as of the date of consummation of the change in control.
Plan Amendment and Termination
The Board may amend, alter or discontinue the Plan, provided, however, that no amendment, alteration or discontinuation will be made that would increase the total number of Shares authorized for the Plan without prior shareholder consent, or, without a participant’s consent, would materially adversely affect the participant’s rights and obligations under the Plan. The Plan will terminate upon the earliest of: (1) the termination of the Plan by the Board; (2) the issuance of all of the Shares reserved for issuance under the Plan; or (3) December 13, 2033. The Board has not initiated actions to terminate the Plan, and unless otherwise noted, has not amended the Plan.

2.    BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
As of August 31, 2024, contributions receivable represents accrued payroll deductions from participants with respect to the ESPP offering period beginning May 2, 2024 and ending November 1, 2024, as well as the VEIP contribution period beginning August 1, 2024 and ending August 31, 2024. As of August 31, 2023, contributions receivable represents accrued payroll deductions from participants with respect to the ESPP offering period beginning May 2, 2023 and ending November 1, 2023, as well as the VEIP contribution period beginning August 1, 2023 and ending August 31, 2023. These payroll deductions are held by Accenture plc and/or its affiliates.
Plan equity represents net assets available for future share purchases or participant withdrawals.

3.    SUBSEQUENT EVENTS
The Company has evaluated events and transactions subsequent to the Plan’s statement of financial condition date. Based on this evaluation, the Company is not aware of any events or transactions that occurred subsequent to the Plan’s statement of financial condition date but prior to filing that would require recognition or disclosure in these financial statements.
3